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Inland Steel Industries, Inc.
30 West Monroe St.
Chicago, Illinois 60603

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INLAND STEEL INDUSTRIES, INC.
                                                                          NEWS RELEASE
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                                             For additional information:  Patrick J. Unzicker
                                                                          773-762-2153 x3206
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FOR IMMEDIATE RELEASE

             INLAND STEEL INDUSTRIES, INC. ANNOUNCES FINAL RESULTS
                         OF DUTCH AUCTION TENDER OFFER

     Chicago, IL (August 24, 1998) -- Inland Steel Industries, Inc. (NYSE: IAD) announced today the final results of its Dutch auction self-tender offer for its common stock which expired on August 14, 1998. The purchase price for each of the 26,484,526 shares purchased is $30 per share and the acceptance ratio was 62.2% for shares subject to proration. Inland's tender offer was for up to 25.5 million shares of its common stock. Given the company's objective of returning a significant amount of cash to its stockholders from the recent sale of Inland Steel Company, Inland elected to purchase an additional 984,526 shares. The company expects that Harris Trust and Savings Bank, the depositary for the offer, will begin issuing payments and returning shares not accepted in the offer today, and will complete the process as soon as possible. As a result of this repurchase, Inland now has approximately 23.6 million shares of common stock outstanding. In addition, approximately 90,000 shares of Series A Convertible Preferred Stock remain outstanding.

     "Our objective has been to return substantially all of the net cash proceeds from the sale of Inland Steel Company to our stockholders in a prompt and tax efficient manner. We are quite pleased to have successfully returned approximately $794.5 million," said Robert J. Darnall, Inland's chairman, president and chief executive officer.

     With the sale of Inland Steel Company and the successful completion of the Dutch tender offer, the company's principal asset is 34 million shares of its majority-owned steel distribution subsidiary, Ryerson Tull, Inc. (NYSE: RT). These shares, representing 87% of Ryerson Tull's outstanding shares, have a stock market value of roughly $661 million, based on Friday's closing stock price for Ryerson Tull of $19.4375 per share. In addition to the shares of Ryerson Tull, and after unwinding Inland's leveraged ESOP, Inland will have approximately $135 million in cash and miscellaneous assets with an estimated value of $50 million, and will be free of debt. These miscellaneous assets include Inland's Magnetics business and its joint ventures in Hong Kong, India and China.

     As previously reported, Inland is actively considering proposing a merger of Ryerson Tull into Inland or a subsidiary of Inland, with Ryerson Tull's public stockholders receiving Inland common stock. The precise timing and substance of any such proposal is dependent upon a number of factors including the relative values of Inland and Ryerson Tull stock prices in the public market and the requirement that the exchange ratio be fair to stockholders of both Inland and Ryerson Tull. Any proposal from Inland would be presented to a committee of independent directors of Ryerson Tull for its review and consideration.

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     Inland Steel Industries is the holder of stock representing approximately
87% of the economic interest in Ryerson Tull, Inc. which is, in turn, the sole stockholder of Joseph T. Ryerson & Son, Inc. and J.M. Tull Metals Company, Inc. Ryerson and Tull are leading steel service, distribution and materials processing organizations. Ryerson Tull, Inc. is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion and a current U.S. market share of approximately 10%, based on Ryerson Tull, Inc.'s analysis of data prepared by the Steel Service Center Institute. Ryerson Tull, Inc. distributes and processes metals and other materials throughout the continental United States.